SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549








                                 ---------------


                                    FORM 11-K


                                 ---------------




         (Mark One)

                           [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                                 OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                                                OR

                           [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                           OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from            to
                                        ----------    ----------
                    Commission File No. 2-70746







                       CENTRAL AND SOUTH WEST CORPORATION
                             RETIREMENT SAVINGS PLAN
                            (Full title of the plan)









                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 RIVERSIDE PLAZA, COLUMBUS, OHIO 43215
                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office)

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS
                                      PAGE

  SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

  INDEPENDENT AUDITORS' REPORTS . . . . . . . . . . . . . . . . . . . . .  4-5

  FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits . . . . . . . . . . .    6
    Statements of Changes in Net Assets Available for Benefits. . . . . .    7
    Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . 8-14

  SUPPLEMENTAL SCHEDULES:
    I.     Assets Held for Investment Purposes  . . . . . . . . . . . . .   15
   II.      Reportable Transactions . . . . . . . . . . . . . . . . . . .16-17

  EXHIBITS:
    Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
    Independent Auditors' Consents. . . . . . . . . . . . . . . . . . . .19-20

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN



         SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Trusts Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.










                               By:      /s/ J. Steven Kiser
                                     ----------------------------------------
                                            J. Steven Kiser, Secretary
                                            Employee Benefit Trusts Committee

         Date:   June 29, 2001

         INDEPENDENT AUDITORS' REPORT

         American Electric Power Service Corporation, as Plan Administrator:

         We have audited the accompanying statement of net assets available for benefits of the Central and South West Corporation Retirement Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




         DELOITTE & TOUCHE LLP
         Tulsa, OK
         June 29, 2001

         Report of Independent Public Accountants

         To American Electric Power Service Corporation, as Plan Administrator:

         We have audited the accompanying statement of net assets available for benefits of the Central and South West Corporation Retirement Savings Plan ("the Plan") as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.





         ARTHUR ANDERSEN LLP
         Dallas, TX
         June 28, 2000

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                   DECEMBER 31


                                            2000                    1999
                                            ----                    ----

Assets:
Investments:
  Bank Investment and Other Fixed
   Income Contracts                      $177,623,922           $212,109,619
  American Electric Power Company,
  Inc. - Common Stock                     230,499,010
  Central and South West
  Corporation - Common Stock                        -            175,648,048
  Registered Investment Company           349,265,577            335,623,839
  Participant Loans                        28,548,564             29,448,528
                                  -------------------- ----------------------
    Total Investments                     785,937,073            752,830,034

Receivables:
  Employer contributions                            -                519,328
  Participant contributions                         -              1,002,695
  Accrued income                                    -              1,014,410
                                  -------------------- ----------------------
    Total Receivables                               -              2,536,433

Total Assets                              785,937,073            755,366,467

Liabilities:
  Accounts payable                                  -              1,888,546
  Accrued expenses                                  -                286,410
                                  -------------------- ----------------------
Total Liabilities                                   -              2,174,956

Net Assets Available For Benefits        $785,937,073           $753,191,511
                                  ==================== ======================


See notes to financial statements

           CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEARS ENDED DECEMBER 31


                                                   2000              1999
                                                   ----              ----

Investment Income:
  Net appreciation(depreciation) in fair
      value of investments                    $ 31,778,188     $(20,747,892)
  Net realized loss on sale of investments      (5,203,731)      (1,803,550)
  Net realized gain (loss) on common stock          89,293         (575,807)
  Interest                                      11,989,823       11,889,119
  Interest on loans                              2,564,721        2,636,475
  Dividends                                     36,848,375       38,399,301
  Administrative and investment expenses          (314,160)      (1,045,755)
                                           ---------------- ----------------
    Net investment income                       77,752,509       28,751,891
                                           ---------------- ----------------

Contributions:
  Employers                                     15,239,396       14,923,399
  Participants                                  30,771,253       29,101,706
                                           ---------------- ----------------
    Total Contributions                         46,010,649       44,025,105
                                           ---------------- ----------------

Distributions to Participants                  (91,017,596)     (56,682,066)
                                           ---------------- ----------------

Net increase                                    32,745,562       16,094,930

Net Assets Available For Benefits:
  Beginning of Year                            753,191,511      737,096,581
                                           ---------------- ----------------
  End of Year                                 $785,937,073     $753,191,511
                                           ================ ================



See notes to financial statements

CENTRAL AND SOUTH WEST CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.       PLAN DESCRIPTION

         The following description of the Central and South West Corporation Retirement Savings Plan is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

         The Central and South West Corporation (CSW or the Corporation) Employees' Thrift Plan (Thrift Plan), a defined contribution plan, was adopted by the Corporation effective December 22, 1959, and was renamed "Central and South West Corporation Thrift Plus" (Thrift Plus), effective January 1, 1991. It was renamed "Central and South West Corporation Retirement Savings Plan" (the "Plan"), effective July 1, 1997.

         On June 15, 2000 American Electric Power, Inc (AEP) merged with CSW so that CSW became a wholly-owned subsidiary of AEP. The merger agreement provides that the CSW qualified plans will remain in effect until July 1, 2002. The effect on the Plan subsequent to July 1, 2002 has not yet been determined.

         The following former Central and South West System companies are participating employers in the Plan as of December 31, 2000:

           Central Power and Light Company (CPL)
           Public Service Company of Oklahoma (PSO)
           Southwestern Electric Power Company (SWEPCO)
           West Texas Utilities Company (WTU)
           Central and South West Services, Inc. (CSWS)
           CSW Energy, Inc. (CSWE)
           CSW Energy Services, Inc.
           C3 Communications, Inc.
           EnerShopSM Inc.

         Effective May 15, 2000, Fidelity Management Trust Company (Fidelity) was appointed Trustee and Recordkeeper for the Plan and all Plan assets were transferred to Fidelity's custody as of that date. Prior to that date, Mellon Bank was the Trustee and Hewitt Associates was the Recordkeeper for the Plan. Some enhancements were made to the Plan in conjunction with the change to Fidelity, including immediate vesting by participants in employer contributions, thereby making them not subject to forfeiture. In addition, participants who terminate employment with the Corporation and have outstanding loans may elect the option of paying off the balance under the existing terms over the remaining life of the loan.

         Any employee of the participating employers is eligible to become a voluntary participant once they have completed 1 hour of service. At December 31, 2000 and 1999, there were 8,509 and 7,917 participants in the Plan, respectively.

         Generally, eligible employees electing to participate in the Plan may make contributions in 1% increments up to 20% of their salary. The employers contribute to the Plan, on behalf of each participant, an amount equal to 75% of the participant's contribution up to 6% of the participant's compensation for each payroll period, subject to certain limitations. All contributions are participant directed. All contributions are deposited to the trust after each pay period. The Tax Reform Act of 1986 restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan. Participants are allowed to change investment elections, change contribution percentages, or move existing fund balances on a daily basis. Prior to May 15, 2000, forfeitures of the employer contributions without a fully vested interest resulting from termination of participation in the Plan were used by the employers to reduce their future contributions. Forfeitures were reinstated if the participant was re-employed by a participating employer and returned to the Plan within five years. The forfeitures for the years ended December 31, 2000, and 1999, were $78,151, and $380,746, respectively.

         Netcontributions   made  to  the  Plan  by  the   employers   and  the
         participants for the years ended December 31, 2000, and 1999, were $46,010,649, and $44,025,105, respectively.

         A participant's account shall be distributed at the option of the participant, to the participant or the participant's designated beneficiary, upon termination of employment or death. In the event of termination of a participant's employment before reaching age 55, other than by death, there shall be available to the participant for distribution the vested interest in the participant's account as a lump sum. A participant may make withdrawals at any time from any remaining contributions previously made, but not exceeding the entire balance in the account. Participants may elect to receive the funds either by lump sum, equal to market value at time of withdrawal, or an actuarially determined annuity payment, or by rolling the funds into another qualified plan of the participant's choice. Additionally, employees may direct that their contributions be made on an after-tax basis and/or a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code (Code). An employee's taxable income for federal income tax is reduced by any pre-tax contribution. Certain restrictions, as defined by the Code, are placed on the availability of those pre-tax accumulated funds.

         American Electric Power Service Corporation has been the Plan Administrator since May 15, 2000. Prior to that time, the Plan was administered by CSW's Benefits Advisory Committee. Fidelity is the Trustee and Recordkeeper for all funds in the Plan at December 31, 2000.

         Subsequent to May 15, 2000, participants may direct the investments of their contributions to any of the following funds:

                  The Fixed Income Fund, the objective of which is to invest in the Fidelity Retirement Government Money Market Portfolio and investment contracts from a wide variety of providers at varying annual interest rates.

                  The AEP Stock Fund, the objective of which is to invest in AEP
                  common  stock  and  temporary   investments  in  the  Fidelity
                  Institutional Cash Portfolio Money Market Fund.

                  The Fidelity Puritan Fund, the objective of which is to invest in a broadly diversified portfolio of domestic and foreign common stocks, and preferred stocks and bonds, including lower-quality, high-yield debt securities. The prospectus for the Puritan Fund indicates that the Puritan Fund is a growth and income fund.

                  The Fidelity OTC Portfolio, the objective of which is to invest in common stocks, preferred stocks, securities convertible into common stocks, and debt securities that are traded on the over-the-counter (OTC) securities market. The prospectus for the OTC Portfolio indicates that the OTC Portfolio is a growth fund.

                  The Fidelity Overseas Fund, the objective of which is to invest in foreign securities, including common stocks and securities convertible into common stocks, as well as debt instruments. The prospectus for the Overseas Fund indicates that the Overseas Fund is an international growth fund.

                  The Fidelity Blue Chip Growth Fund, the objective of which is to invest in a diversified portfolio of common stocks of well-known and established domestic and foreign companies. The prospectus for the Blue Chip Growth Fund indicates that the Blue Chip Growth Fund is a growth fund.

                  The Fidelity Equity-Income Fund, the objective of which is to seek reasonable income and also to consider the potential for capital appreciation. The fund seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 index and normally invests at least 65% of its total assets in income-producing equity securities, while potentially investing in other types of equity securities and debt securities, including lower-quality debt securities.

                  The Fidelity Low-Priced Stock Fund, the objective of which is to seek capital appreciation by normally investing at least 65% of total assets in low-priced common stocks ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

                  The Fidelity Freedom Income Fund, the objective of which is to seek high current income and, secondarily, to seek capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

                  The Fidelity Freedom 2000 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2000 approaches its target retirement date. Targeted to investors expected to retire around the year 2000.

                  The Fidelity Freedom 2010 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. Targeted to investors expected to retire around the year 2010.

                  The Fidelity Freedom 2020 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. Targeted to investors expected to retire around the year 2020.

                  The Fidelity Freedom 2030 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. Targeted to investors expected to retire around the year 2030.

                  The Fidelity Freedom 2040 Fund, the objective of which is to seek high total return, by investing in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocating its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. Targeted to investors expected to retire around the year 2040.

                  The Fidelity Spartan U.S. Equity Index Portfolio, the objective of which is to invest in a group of common stocks. The prospectus for the Spartan U.S. Equity Index Portfolio indicates that the Spartan U.S. Equity Index Portfolio is a growth and income fund which is designed to approximate the composition and total return of the S&P 500.

         During 1999 and prior to May 15, 2000, participants could direct the investment of their contributions to any combination of the following funds:

                  Fixed Income Fund, the objective of which is to invest in fixed income securities such as guaranteed investment contracts, temporary cash investments, government obligations and other fixed income securities that have been selected by the Investment Committee.

                  CSW Corporation Stock Fund, the objective of which is to invest in Central and South West Corporation common stock. In 1994, the fund enrolled in the CSW PowerShare Dividends Reinvestment and Stock Purchase Plan with the intention of reducing the administrative expenses of the Plan associated with the payment of dividends.

                  Asset Allocation Fund, the objective of which is to invest in equity mutual funds and a fixed income corporate bond fund. The allocation between equity mutual funds and the fixed income corporate bond fund may be shifted from time to time based on the attractiveness of the stock market.

                  Capital Appreciation Fund, the objective of which is to invest in mutual funds that have a goal of long-term growth with no emphasis on current income. The mutual funds purchase stocks of rapidly growing companies or companies with the potential for exceptional growth.

                  Growth and Income Fund, the objective of which is to invest in mutual funds whose goal is a combination of both growth and current income. These mutual funds purchase stocks of growing companies as well as those whose share price has increased while paying steady dividends.

         Participants may transfer the value of their own cumulative contributions, in any whole percentage or dollar amount, among investments, change their investment elections, and change their contribution percentage as often as they like. Except for their pre-tax contributions, participants may withdraw their interest in the Plan twice a year, including company matching contributions which are immediately vested. Pre-tax contributions are not eligible for withdrawal by participants not yet age 59-1/2.

         Participants may borrow from their savings plan accounts, a minimum of $1,000 ($500 prior to May 2000) up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one year to 60 months, except for certain loans to purchase a home for which the maximum term is 15 years. Interest rates, fixed for the life of the loan, are established by the Plan Administrator in accordance with the requirements of law. Active employees make principal and interest payments through payroll deductions. Retirees/surviving spouses make monthly payments using a coupon book.

2.       ACCOUNTING POLICIES

         The accompanying financial statements are prepared on the accrual basis of accounting. Certain reclassifications have been made in the 1999 financial statements to conform with the 2000 presentation.

         Investments have been recorded based on the trade-date and are reported in the Statements of Net Assets Available for Benefits at fair value or contract value. The AEP and CSW Stock Fund investments are valued at year-end quoted closing prices. The year-end valuations for the various Fidelity funds are based on the closing market prices for the underlying securities as provided by the Trustee.
         Dividends and interest income are recorded as earned. These amounts are reinvested by the Trustees in the same funds which generated such income. Investment management fees are accounted for as a reduction in net investment income. Beginning in May 2000, all other Plan administration expenses are paid by the employer with the exception of per transaction charges for withdrawals and minimum required distributions which are borne by the participants.

         Distributions are recorded when paid. There were no amounts due to participants who requested distributions from the Plan at December 31, 2000 and 1999.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.


3.       INVESTMENTS EXCEEDING 5% OF PLAN NET ASSETS

         Investments exceeding five percent of net assets were:

                                                             Fair Value
                                                    ---------------------------
                                                            December 31,
                                                        2000           1999
                                                    ------------   ------------

      AEP Common Stock. . . . . . . . . . . . . . .  $230,499,010  $     -

      FMTC US Govt. Reserve . . . . . . . . . . . .   177,623,922        -

      Fidelity Blue Chip Growth Fund. . . . . . . .   159,127,794        -

      Fidelity Equity Inc . . . . . . . . . . . . .   104,768,291        -

      CSW Common Stock. . . . . . . . . . . . . . .         -       175,648,048

      LaSalle Income Plus Fund. . . . . . . . . . .         -        93,235,466

      Harbor Fund . . . . . . . . . . . . . . . . .         -        57,466,938

      Twentieth Century Investors Ultra Fund. . . .         -        64,250,636

      Janus Fund. . . . . . . . . . . . . . . . . .         -        57,645,322

      Waddell & Reed United Income Fund . . . . . .         -        47,400,479

      ICAP Funds Equity Portfolio . . . . . . . . .         -        43,915,398

4.       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         During 2000 and 1999, the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in value by $26,663,750 and $(23,127,249), respectively, as follows:

                                                     Appreciation(Depreciation)
                                                           In Fair Value
                                                    ---------------------------
                                                      Year Ended December 31,
                                                        2000           1999
                                                    ------------   ------------

      Investments at Fair Value:
        Central and South West Corporation
          Common Stock. . . . . . . . . . . . . .  $  10,125,387 $( 63,117,410)

        American Electric Power Company
          Common Stock. . . . . . . . . . . . . .     59,184,228        -
        Registered Investment Companies . . . . .    (42,605,337)   42,586,397
      Investments at Estimated Fair Value:
        Bank Investment and
          Other Fixed Income Contracts. . . . . .        (40,528)   (2,596,236)
                                                   -------------  -------------

            Total . . . . . . . . . . . . . . . .  $  26,663,750  $(23,127,249)
                                                   ============== =============


5.       FEDERAL INCOME TAX

         The Internal Revenue Service (IRS) has determined that the Plan meets the requirements of Section 401(a) of the Code; therefore, the Plan is exempt from federal income tax pursuant to Section 501(a) of the Code.

         The Plan obtained its latest determination letter on August 17, 1999, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

         Under current income tax laws and regulations, participants are not subject to federal income tax on the employer contributions to their accounts or on the accumulated earnings on employee and employer contributions until such amounts are distributed to participants. Employees have the option to make contributions to the Plan on a pre-tax basis, in which case federal income tax is deferred until pre-tax contributions and earnings are distributed.

6.       RECONCILIATION OF THE 1999 FINANCIAL STATEMENTS TO FORM 5500

         A reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1999, is as follows:


                                                                    1999
                                                                    ----
         Net assets available for benefits, per the
           financial statements                                 $753,191,5ll
         Amounts allocated to withdrawing participants            (1,796,815)
                                                                ------------
         Net assets available for benefits, per the
           Form 5500                                            $751,394,696
                                                                ============

         A reconciliation of benefits distributed to participants per the financial statements to the Form 5500 at December 31, 1999, is as follows:

                                                                    1999
                                                                    ----

         Benefits distributed per the financial statements      $ 56,682,066
         Amounts allocated to withdrawing participants, at
           December 31                                             1,796,815
         Amounts allocated to withdrawing participants, at
           December 31 (1998)                                     (1,142,357)
                                                                ------------
         Benefits paid to participants per the Form 5500        $ 57,336,524
                                                                ============

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


7.       PLAN TERMINATION

         Although it has not expressed any intent to do so, AEP has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.


8.       RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

CENTRAL AND SOUTH WEST CORPORATION
RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE I
------------------------------------------------------------------------------------------

ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000

                                             NUMBER OF      FAIR/CONTRACT
                                           SHARES/UNITS          VALUE           COST
                                          ---------------   --------------  --------------
GDCS CSW FIXED INCOME FUND . . . . . .  177,620,283 Units   $177,623,922    $177,620,283

THE AEP STOCK FUND:
 *American Electric Power Company, Inc.
   Common Stock $6.50 par value . . . .  16,751,382 Shares  $225,463,947    $171,791,678
 *Fidelity Institutional Cash
   Portfolio Fund . . . . . . . . . . .   5,035,063 Units      5,035,063       5,035,063
                                                           -------------    ------------
    TOTAL - THE AEP STOCK FUND. . . . .                     $230,499,010    $176,826,741

REGISTERED INVESTMENT COMPANY:
 *The Fidelity Puritan Fund. . . . . . .  1,689,062 Units   $ 31,805,036    $ 31,517,895
 *The Fidelity OTC Portfolio . . . . . .    636,241 Units     26,117,689      39,975,016
 *The Fidelity Overseas Fund . . . . . .    167,993 Units      5,773,930       7,415,225
 *The Fidelity Blue Chip Growth Fund . .  3,088,061 Units    159,127,794     179,601,639
 *The Fidelity Equity Income Fund. . . .  1,960,851 Units    104,768,291      99,787,728
 *The Fidelity Low-Priced Stock Fund . .    160,563 Units      3,712,207       3,715,418
 *The Fidelity Freedom Income Fund . . .    148,325 Units      1,656,789       1,640,474
 *The Fidelity Freedom 2000 Fund . . . .    202,276 Units      2,388,883       2,512,271
 *The Fidelity Freedom 2010 Fund . . . .    150,835 Units      2,087,555       2,140,348
 *The Fidelity Freedom 2020 Fund . . . .    165,458 Units      2,409,066       2,557,978
 *The Fidelity Freedom 2030 Fund . . . .    149,482 Units      2,242,226       2,409,645
 *The Fidelity Freedom 2040 Fund . . . .      3,073 Units         26,885          26,592
 *The Fidelity Spartan U.S. Equity Index
   Portfolio . . . . . . . . . . . . . .    152,729 Units      7,149,226       7,653,230
                                                             -----------   -------------
    TOTAL - REGISTERED INVESTMENT COMPANY                   $349,265,577    $380,953,459

PARTICIPANT LOANS (interest rates ranging from 7%
  through 10.5% maturing through December 2015)             $ 28,548,564    $ 28,548,564
                                                            ------------    ------------

TOTAL INVESTMENTS . . . . . . . . . . .                     $785,937,073    $763,949,047
                                                            ============    ============

* Issuer is a Party in Interest to the Plan.

     CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
     SUPPLEMENTAL SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
     YEAR ENDED DECEMBER 31, 2000

     Series transactions involving a net amount in excess of five percent of the current value of Plan net assets as of the beginning of the year:

           Idenity of                Description of Asset
         Party Involved           (include interest rate and           Purchase          Selling       Expense Incurred
                                  maturity in case of a loan)            Price            Price        with transaction
  *   Mellon Trust            Fixed Income Fund
                              Federal National Mortgage Association
                              2 Sales                                           $ -      $ 39,985,200                $ -

                              EB Temporary Investments
                              75 Purchases                              169,788,876                 -                  -
                              67 Sales                                            -       186,688,271                  -

  *   Mellon Trust            Growth and Income  (194-737)
                              Vanguard/Windsor Fund Inc. II
                              69 Sales                                            -        39,255,844                  -

  *   Mellon Trust            CSW Stock Fund
                              EB Temporary Investments
                              45 Sales                                            -        43,931,322                  -

  *   Mellon Trust            Capital Appreciation  (194-736)
                              American Century Mutual Funds Ultra
                              56 Purchases                               46,179,124                 -                  -
                              54 Sales                                            -       103,198,070                  -

  *   Fidelity  Management    CSW Fixed Income Fund (GDCS)
      Trust Company           5 Purchase                                186,387,319                 -                  -

  *   Fidelity  Management    CSW Stock Fund (TRBV)
      Trust Company           3 Purchase                                203,199,786                 -                  -

  *   Issuer is a Party in Interest to the Plan.

     CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
     SUPPLEMENTAL SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
     YEAR ENDED DECEMBER 31, 2000

     Series transactions involving a net amount in excess of five percent of the current value of Plan net assets as of the beginning of the year:
                                                                                       Current value
           Idenity of                 Description of Asset                              of asset on
         Party Involved            (include interest rate and             Cost          transaction            Net gain
                                  maturity in case of a loan)           of asset            date              or (loss)
  *   Mellon Trust            Fixed Income Fund
                              Federal National Mortgage Association
                              2 Sales                                   $ 39,978,280       $ 39,985,200            $ 6,920

                              EB Temporary Investments
                              75 Purchases                               169,788,876        169,788,876                  -
                              67 Sales                                   186,688,271        186,688,271                  -

  *   Mellon Trust            Growth and Income  (194-737)
                              Vanguard/Windsor Fund Inc. II
                              69 Sales                                    45,147,919         39,255,844         (5,892,075)

  *   Mellon Trust            CSW Stock Fund
                              EB Temporary Investments
                              45 Sales                                    43,931,322         43,931,322                  -

  *   Mellon Trust            Capital Appreciation  (194-736)
                              American Century Mutual Funds Ultra
                              56 Purchases                                46,179,124         46,179,124                  -
                              54 Sales                                    96,426,843        103,198,070          6,771,227

  *   Fidelity  Management    CSW Fixed Income Fund (GDCS)
      Trust Company           5 Purchase                                 186,387,319        186,387,319                  -

  *   Fidelity  Management    CSW Stock Fund (TRBV)
      Trust Company           3 Purchase                                 203,199,786        203,199,786                  -

  *   Issuer is a Party in Interest to the Plan.

     CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
     SUPPLEMENTAL SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
     YEAR ENDED DECEMBER 31, 2000

     Single transactions involving a net amount in excess of five percent of the current value of Plan net assets as of the beginning of the year:

             Idenity of                  Description of Asset
           Party Involved             (include interest rate and           Purchase         Selling     Expense Incurred
                                     maturity in case of a loan)            Price            Price      with transaction
 *    Mellon Trust               Fixed Income Fund
                                 EB Temporary Investments
                                  Purchases                               $ 54,157,382              $ -               $ -
                                 Sale                                                -       84,649,850                 -

 *    Mellon Trust               Growth and Income  (194-737)
                                 ICAP FDS INC Equity Portfolio
                                 Sale                                                -       42,349,980                 -

                                 United FDS inc. Income Fund
                                 Sale                                                -       50,775,227                 -

 *    Mellon Trust              Capital Appreciation (194-736)
                                American Centruy Mutual Funds
                                Sale                                                 -       79,724,804                 -

                                Harbor Fund Capitall Appreciation Fund
                                Sale                                                 -       54,993,534                 -

                                Janus Investment Fund
                                Sale                                                 -       55,014,968                 -

 *   Fidelity  Management       Fidelity Blue Chip Fund (0312)
     Trust Company              Purchase                                   189,733,307                -                 -

 *   Fidelity  Management       Fidelity Equity Income Fund (0023)
     Trust Company              Purchase                                   115,071,896                -                 -

 *   Issuer is a Party in Interest to the Plan.

     CENTRAL AND SOUTH WEST CORPORATION RETIREMENT SAVINGS PLAN
     SUPPLEMENTAL SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
     YEAR ENDED DECEMBER 31, 2000

     Single transactions involving a net amount in excess of five percent of the current value of Plan net assets as of the beginning of the year:
                                                                                           Current value
                Idenity of                    Description of Asset                          of asset on
              Party Involved               (include interest rate and        Cost           transaction          Net gain
                                          maturity in case of a loan)      of asset            date              or (loss)
 *    Mellon Trust                Fixed Income Fund
                                  EB Temporary Investments
                                   Purchases                                $ 54,157,382      $ 54,157,382        $           -
                                  Sale                                        84,649,850        84,649,850                    -

 *    Mellon Trust                Growth and Income  (194-737)
                                  ICAP FDS INC Equity Portfolio
                                  Sale                                        41,929,487        42,349,980              420,493

                                  United FDS inc. Income Fund
                                  Sale                                        39,827,350        50,775,227           10,947,877

 *    Mellon Trust               Capital Appreciation (194-736)
                                 American Centruy Mutual Funds
                                 Sale                                         76,168,837        79,724,804            3,555,967

                                 Harbor Fund Capitall Appreciation Fund
                                 Sale                                         49,173,376        54,993,534            5,820,158

                                 Janus Investment Fund
                                 Sale                                         34,914,660        55,014,968           20,100,308

 *   Fidelity  Management        Fidelity Blue Chip Fund (0312)
     Trust Company               Purchase                                    189,733,307       189,733,307                    -

 *   Fidelity  Management        Fidelity Equity Income Fund (0023)
     Trust Company               Purchase                                    115,071,896       115,071,896                    -

 *   Issuer is a Party in Interest to the Plan.

CENTRAL AND SOUTH WEST CORPORATION
RETIREMENT SAVINGS PLAN


EXHIBIT INDEX
-------------------------------------------------------------------------------

                                                                        Page No.
                                                                        In this
Exhibit No.                       Description                           Filing

   23A                     Consent of Deloitte & Touche LLP               19

   23B                     Consent of Arthur Andersen LLP                 20

                                                               EXHIBIT 23A
  CENTRAL AND SOUTH WEST CORPORATION
  RETIREMENT SAVINGS PLAN

  CONSENT OF INDEPENDENT AUDITORS
  ------------------------------------------------------------------------

  Central and South West Corporation:



  We consent to the incorporation by reference in the previously filed registration statement on Form S-8 (File No. 333-39402), of our report dated June 29, 2001 appearing in this Annual Report on Form 11-K of Central and South West Corporation Retirement Savings Plan for the year ended December 31, 2000.








 DELOITTE & TOUCHE LLP
 Tulsa, Oklahoma
 June 29, 2001

                                                              EXHIBIT 23B
  CENTRAL AND SOUTH WEST CORPORATION
  RETIREMENT SAVINGS PLAN

  Consent of Independent Public Accountants
  -----------------------------------------------------------------------

  Central and South West Corporation:

  As independent public accountants, we hereby consent to the incorporation by reference in the previously filed Registration Statement on Form S-8 (File No.333-39402) of our report dated June 28, 2000 on the financial statements of the Central and South West
  Corporation Retirement Savings Plan as of and for the year ended December 31, 1999.







  ARTHUR ANDERSEN LLP
  Dallas, Texas
  June 29, 2001